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Exhibit 99.1

THE THOMSON CORPORATION
(An Ontario corporation)

US$400,000,000 5.50% Debentures due 2035

TERMS AGREEMENT

August 2, 2005

The Thomson Corporation
Metro Center, One Station Place
Stamford, Connecticut 06902
United States

Ladies and Gentlemen:

        We understand that The Thomson Corporation, an Ontario corporation (the "Company"), proposes to issue and sell US$400,000,000 aggregate principal amount of its 5.50% Debentures due August 15, 2035 (the "Underwritten Securities"). Subject to the terms and conditions set forth or incorporated by reference herein, the Underwriters named in Schedule A hereto, offer to purchase, severally and not jointly, the respective amounts of the Underwritten Securities set forth opposite their respective names at the purchase price set forth below.

        The Underwritten Securities shall have the following terms:

Title of Underwritten Securities:	5.50% Debentures due 2035
Principal amount to be issued:	US$400,000,000
Current ratings:	Moody's Investors Service, Inc.: A3 (stable) Standard & Poor's Rating Services: A - (stable)
Interest rate:	5.50% per annum
Interest payment dates:	August 15 and February 15, commencing February 15, 2006
Business day:
When used with respect to any Place of Payment or any other location referred to in the Indenture dated as of November 20, 2001, between the Company and Computershare Trust Company of Canada, as Trustee, as supplemented by a First Supplemental Indenture dated November 20, 2001 between the Company and the Trustee, a Second Supplemental Indenture dated January 24, 2002, between the Company and the Trustee, a Third Supplemental Indenture dated August 8, 2003, between the Company and the Trustee, a Fourth Supplemental Indenture dated May 19, 2004, a Fifth Supplemental Indenture dated June 1, 2004, a Sixth Supplemental Indenture dated November 26, 2004, and a Seventh Supplemental Indenture to be dated the Closing Date (together, the "Indenture") between the Company and the Trustee, expressly or impliedly, which shall include Toronto, Ontario or New York, New York hereunder, or in the Securities, means, unless otherwise specified with respect to any Securities pursuant to Section 301 of the Indenture, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or other such location are authorized or obligated by law or executive order to close

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Regular record dates:	August 1 and February 1, whether or not a Business Day.
Maturity date:	August 15, 2035
Redemption provisions:
The Underwritten Securities will be redeemable in whole or in part at any time, at the Company's option, at a Redemption Price equal to the greater of (i) 100% of the principal amount of such Securities and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis at the Treasury Rate plus 35 basis points for the Securities, in each case together with accrued interest thereon to the Redemption Date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.
Sinking fund requirements:	None
Initial public offering price:	98.926%, plus accrued interest, if any, from August 9, 2005
Purchase price:	98.051%, plus accrued interest, if any, from August 9, 2005
Form:	Registered Global Note delivered through the facilities of The Depository Trust Company
Closing date and location:	August 9, 2005, 9:00 a.m., New York City time, Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022-6069
Date referred to in Section 3(g) of the Basic Provisions:	August 2, 2005 through the Closing Date.

        All the provisions contained in the document attached as Annex A hereto entitled "The Thomson Corporation — Debt Securities — Underwriting Agreement Basic Provisions" (the "Basic Provisions") are hereby incorporated by reference in their entirety herein and shall be deemed to be a part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Terms defined in the Basic Provisions are used herein as therein defined. References in the Basic Provisions to "Representatives" shall in each case refer to Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc. and UBS Securities LLC and references to "Underwriters" shall in each case refer to the underwriters listed in Schedule A hereto.

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        In addition to the provisions contained in the Basic Provisions, the Company represents to the Underwriters that the Company maintains disclosure controls and procedures in accordance with paragraph (a) of Rule 13a-15 under the 1934 Act, its management has conducted the evaluations required under paragraph (b) of such rule, and the Company has disclosed the conclusions of its principal executive and principal financial officers regarding the effectiveness of its disclosure controls and procedures based on such evaluations, as required by Form 40-F.

        In addition to the provisions contained in the Basic Provisions, the Company acknowledges and agrees that the Underwriters are acting solely in the capacity of an arm's length contractual counterparty to the Company with respect to the offering of Underwritten Securities contemplated hereby and not as a financial advisor or a fiduciary to the Company or any other person. Additionally, the Underwriters are not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Company with respect thereto. Any review by the Underwriters of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company.

        In addition to the provisions contained in the Basic Provisions, we represent and agree with the Company that:

  (i)
  we have not and will not offer, sell or deliver any of the Underwritten Securities directly or indirectly, or distribute the Canadian Prospectus or U.S. Prospectus or any other offering material relating to the Underwritten Securities, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and in a manner that will not impose any obligations on the Company, except as set forth in the Basic Provisions or this Agreement; and

  (ii)
  we will not directly or indirectly offer, sell or deliver any Underwritten Securities purchased by us under this Agreement in Canada or to any resident of Canada, in contravention of the securities laws of any province or territory of Canada, and any selling agreement or written arrangement with respect to the Underwritten Securities will require any dealer or other party thereto to make a representation to the same effect.

[SIGNATURE PAGE FOLLOWS]

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        Please accept this offer by signing a copy of this Terms Agreement in the space set forth below and returning the signed copy to us.

Very truly yours,
BEAR, STEARNS & CO. INC.
By:	/s/ Christopher O'Connor
Name: Christopher O'Connor Title: Senior Managing Director
DEUTSCHE BANK SECURITIES INC.
By:	/s/ Raj Bhattacharyya
Name: Raj Bhattacharyya Title: Managing Director
By:	/s/ Peter H. Burger
Name: Peter H. Burger Title: Director/New York Syndicate
UBS SECURITIES LLC
By:	/s/ Spencer Haimes
Name: Spencer Haimes Title: Director
By:	/s/ Scott Whitney
Name: Scott Whitney Title: Executive Director
On behalf of themselves and the other several Underwriters named in Schedule A hereto.

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Accepted:

THE THOMSON CORPORATION

By:	/s/ Stephane Bello
Name: Stephane Bello Title: Senior Vice President and Treasurer

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SCHEDULE A

Underwriter	Principal amount of Debentures
BEAR, STEARNS & CO. INC.	80,000,000
DEUTSCHE BANK SECURITIES INC.	80,000,000
UBS SECURITIES LLC	80,000,000
BARCLAYS CAPITAL INC.	28,000,000
J.P. MORGAN SECURITIES INC.	28,000,000
MORGAN STANLEY & CO. INCORPORATED	28,000,000
THE ROYAL BANK OF SCOTLAND PLC	28,000,000
TD SECURITIES (USA) LLC	16,000,000
BMO NESBITT BURNS CORP.	4,000,000
BANC OF AMERICA SECURITIES LLC	4,000,000
CITIGROUP GLOBAL MARKETS INC.	4,000,000
CREDIT SUISSE FIRST BOSTON LLC	4,000,000
GOLDMAN, SACHS & CO.	4,000,000
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED	4,000,000
RBC CAPITAL MARKETS CORPORATION	4,000,000
SCOTIA CAPITAL (USA) INC.	4,000,000

Total	400,000,000

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ANNEX A

THE THOMSON CORPORATION
(an Ontario corporation)

DEBT SECURITIES

UNDERWRITING AGREEMENT BASIC PROVISIONS

        The Thomson Corporation (the "Company") proposes to issue and sell up to US$2,000,000,000 aggregate principal amount of its debt securities (the "Securities") from time to time on terms to be determined at the time of sale (such securities constituting the "Underwritten Securities" with respect to a Terms Agreement). The Securities will be issued under an indenture dated as of November 20, 2001 (the "Indenture") between the Company and Computershare Trust Company of Canada, as Trustee. Each issue of Securities may vary as to the aggregate principal amount, maturity date, interest rate or formula and timing of payments thereof, redemption provisions, conversion provisions and sinking fund requirements, if any, and any other variable terms which the Indenture contemplates may be set forth in the Securities as issued from time to time.

        This is to confirm the arrangements with respect to the purchase of Underwritten Securities from the Company by the Representatives and the several Underwriters listed in the applicable terms agreement entered into between the Representatives and the Company of which this Underwriting Agreement is Annex A thereto (the "Terms Agreement"). With respect to any particular Terms Agreement, the Terms Agreement, together with the provisions hereof incorporated therein by reference, is herein referred to as the "Agreement". Terms defined in the Terms Agreement are used herein as therein defined.

        The Company has filed a short form base shelf prospectus (the "Canadian Basic Prospectus") dated October 17, 2003 with the Ontario Securities Commission (the "Reviewing Authority") and with the securities commissions in each of the other Provinces of Canada (the "Qualifying Authorities", provided that the term "Qualifying Authorities" shall mean, with respect to any offering of Underwritten Securities, only those other Provinces of Canada in which a public offering of such Underwritten Securities is being made, if any), in accordance with the rules and procedures established pursuant to the securities laws of all the Provinces of Canada and, in particular, pursuant to National Instrument 44-101 Short Form Prospectus Distributions and National Instrument 44-102 Shelf Distributions (the "Shelf Procedures"). A receipt for the Canadian Base Prospectus has been obtained from the Reviewing Authority and each of the other Provinces of Canada pursuant to National Policy 43-201 — Mutual Reliance System for Prospectuses and Annual Information Forms.

        The Company has also filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form F-9 (No. 333-109297) providing for the registration of the Securities under the Securities Act of 1933, as amended (the "1933 Act"), and the rules and regulations of the Commission thereunder (the "1933 Act Regulations"). Such registration statement, which includes the Canadian Basic Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-9 and the applicable rules and regulations of the Commission), in the form heretofore delivered to the Underwriters, including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, and any post-effective amendment thereto, has become effective under the 1933 Act. Such registration statement (and any further amendments thereto) including any exhibits, and the prospectus constituting a part thereof, and any prospectus supplements provided to the Underwriters by the Company for use in connection with the offering of the Securities which is not required to be filed by the Company pursuant to General Instruction II.K. of Form F-9, and all documents incorporated therein by reference, in each case as from time to time amended or supplemented by the filing of documents with the Reviewing Authority or with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act") or the 1933 Act or otherwise, are referred to herein as the "Registration Statement" and the "U.S. Prospectus", respectively, except that if any revised prospectus shall be supplemented by a prospectus supplement relating to an offering of the Securities that is filed with the Commission pursuant to General Instruction II.K. of Form F-9 the term "U.S. Prospectus" shall refer to such revised prospectus from and after the time it is so filed. The Canadian Basic Prospectus (and any amendments thereto which may be filed by the Company for the purpose of increasing the amount of Securities issuable thereunder) and any prospectus supplements thereto relating to the Securities, including all documents incorporated therein by reference, is referred to herein as the "Canadian Prospectus".

        The Company has prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the "Form F-X").

        SECTION 1.    Representations and Warranties.

        Representations and Warranties by the Company.

        The Company represents, warrants and agrees with each Underwriter named in a Terms Agreement as of the date thereof, as follows:

        (a)   Final Receipt; Effectiveness; No Stop Order.

  The Reviewing Authority has issued a receipt with respect to the Canadian Basic Prospectus and no order suspending the distribution of the Underwritten Securities has been issued by the Reviewing Authority or any Qualifying Authority and no proceeding for that purpose has been initiated or, to the best of the Company's knowledge, threatened by the Reviewing Authority or any Qualifying Authority. The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the best of the Company's knowledge, threatened by the Commission.

        (b)   Compliance with U.S. and Canadian Securities Laws.

  (A)    Each document filed or to be filed with the Reviewing Authority and the Qualifying Authorities and incorporated by reference in the Canadian Prospectus complied or will comply when so filed in all material respects with the requirements of the securities laws, rules and regulations applicable in the Province of Ontario as interpreted and applied by the Reviewing Authority and with the securities laws, rules and regulations applicable in all of the other Provinces of Canada in which a public offering of the Underwritten Securities is being made, if any, as interpreted and applied by the Qualifying Authorities (the "Canadian Securities Laws") and none of such documents contained or will contain an untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (B) the Company meets the general eligibility requirements for use of Form F-9 under the 1933 Act and is eligible to use the Shelf Procedures and is eligible to file a short form prospectus with the Reviewing Authority and the Qualifying Authorities, (C) the Canadian Basic Prospectus complied as of the date it is receipted by the Reviewing Authority, and any further amendment thereto will comply as of its issue date and as of the Closing Time (as hereinafter defined), in all material respects with the requirements of the securities laws, rules and regulations applicable in the Province of Ontario as interpreted and applied by the Reviewing Authority and with the Canadian Securities Laws, including the Shelf Procedures and the information and statements contained therein will constitute full, true and plain disclosure of all material facts relating to the Company, (D) the U.S. Prospectus conformed as of the date of effectiveness of the Registration and will conform as of its issue date and as of the Closing time to the Canadian Prospectus, except in each case for such deletions therefrom and additions thereto as are permitted or required by Form F-9 and the applicable rules and regulations of the Commission, (E) each document, if any, filed or to be filed pursuant to the 1934 Act and incorporated by reference in the U.S. Prospectus complied or will comply when so filed in all material respects with the 1934 Act and the applicable rules and regulations of the Commission thereunder, (F) each part of the Registration Statement, when such part became effective and as of the date of the Terms Agreement, did not contain and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (G) the Registration Statement and the U.S. Prospectus as of the effectiveness date complied and as of the date of the Terms Agreement and at the Closing Time will comply in all material respects with the 1933 Act and the 1933 Act Regulations and (H) the U.S. Prospectus, and any amendment or supplement did not contain and will not contain as of the date of the Terms Agreement and at the Closing Time any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this Section 1(b) do not apply to statements or omissions in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus based upon information relating to an Underwriter furnished to the Company by such Underwriter through the Representatives expressly for use.

  There are no contracts or documents which are required to be described in the Canadian Prospectus or to be filed as exhibits to the Registration Statement which have not been so described and filed as required.

  Additionally, there are no reports or information that in accordance with the requirements of the Reviewing Authority or the Qualifying Authorities that must be made publicly available in connection with the offering of the Underwritten Securities that have not been made publicly available as required; there are no documents, other than the prospectus supplement relating to the Underwritten Securities, required to be filed with the Reviewing Authority or to the Qualifying Authorities in connection with the Canadian Prospectus that have not been filed as required.

        (c)   Financial Statements.

  The consolidated financial statements included in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus, together with the related schedules and notes, present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, shareholders' equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada ("Canadian GAAP") applied on a consistent basis throughout the periods involved (except as otherwise specified in the notes thereto).

        (d)   No Material Adverse Change in Business.

  Since the respective dates as of which information is given in the Registration Statement, in the U.S. Prospectus and in the Canadian Prospectus, except as otherwise stated therein (exclusive of amendments and supplements thereto after the date of the applicable Terms Agreement), there has been no material adverse change in the business, affairs, results of operations, assets, liabilities (contingent or otherwise) or capital of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a "Material Adverse Effect").

        (e)   Good Standing of the Company.

  The Company has been duly incorporated and is valid and subsisting as a corporation under the laws of the Province of Ontario and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the U.S. Prospectus and in the Canadian Prospectus and to enter into and perform its obligations under this Agreement.

        (f)    Due Authorization.

  This Agreement has been duly authorized, executed and delivered by the Company. The Indenture has been duly authorized by the Company and duly qualified under the 1939 Act and, when duly executed and delivered by the Company and the Trustee, will constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms and the Underwritten Securities have been duly authorized and, at the Closing Time, will have been duly executed by the Company and, when authenticated, issued and delivered in the manner provided for in the Indenture and delivered against payment of the purchase price therefor as provided in this Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, and will be in the form contemplated by, and entitled to the benefits of, the Indenture; the foregoing representation in respect of the enforcement of the Indenture or the obligations represented by the Underwritten Securities may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); no registration, filing or recording of the Indenture under the laws of Canada or any province thereof is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Underwritten Securities issued thereunder; the Underwritten Securities and the Indenture conform in all material respects to the respective statements relating thereto contained in the U.S. Prospectus and in the Canadian Prospectus and will be in substantially the respective form filed or incorporated by reference, as the case may be, as exhibits to the Registration Statement.

        (g)   Absence of Defaults and Conflicts.

  Neither the Company nor any of its subsidiaries is in violation of its charter or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any subsidiary is subject (collectively, "Agreements and Instruments") except for such violations or defaults that are described in the Canadian Prospectus (exclusive of any amendments or supplements thereto) or the U.S. Prospectus (exclusive of any amendments or supplements thereto) or that would not result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement and the Indenture and the Underwritten Securities and the consummation of the transactions contemplated herein and in the Registration Statement (including the issuance and sale of the Underwritten Securities) and compliance by the Company with its obligations hereunder and under the Indenture and the Underwritten Securities have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments (except for such Repayment Events or conflicts, breaches or defaults or liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws of the Company or any subsidiary or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any subsidiary or any of their assets, properties or operations, except for such violations that would not result in a Material Adverse Effect. As used herein, a "Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any subsidiary.

        (h)   Absence of Further Requirements.

          No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Underwritten Securities hereunder or the consummation of the transactions contemplated by this Agreement or for the due execution, delivery or performance of the Indenture by the Company, except such as have been already obtained or as may be required under the 1933 Act or the 1933 Act Regulations or state securities laws or securities laws in the Province of Ontario and except for the qualification of the Indenture under the 1939 Act.

        SECTION 2.    Sale and Delivery to Underwriters; Closing.

        (a)   Securities.

        The obligations of the Underwriters to purchase, and the Company to sell, the Underwritten Securities shall be evidenced by the Terms Agreement. The Terms Agreement specifies the principal amount of the Underwritten Securities, the names of the Underwriters participating in the offering (subject to substitution as provided in Section 10 hereof) and the principal amount of Underwritten Securities which each Underwriter severally has agreed to purchase, the purchase price to be paid by the Underwriters for the Underwritten Securities, the initial public offering price, if any, of the Underwritten Securities and any terms of the Underwritten Securities not already specified in the Indenture pursuant to which they are being issued (including, but not limited to, designations, denominations, current ratings, interest rates or formulas and payment dates, maturity dates, conversion provisions, redemption provisions and sinking fund requirements).

        The several commitments of the Underwriters to purchase Underwritten Securities pursuant to the Terms Agreement shall be deemed to have been made on the basis of the representations and warranties herein contained and shall be subject to the terms and conditions herein set forth.

        The several Underwriters propose to offer the Underwritten Securities for sale upon the terms and conditions set forth in the Canadian Prospectus and the U.S. Prospectus.

        (b)   Payment.

        Payment of the purchase price for, and delivery of certificates for, the Underwritten Securities to be purchased shall be made at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022-6069, or at such other place as shall be agreed upon by the Representatives and the Company, at 9:00 A.M. (Eastern time) on the third (fourth, if the pricing occurs after 4:30 P.M. (Eastern time) on any given day) business day after the date of the Terms Agreement (unless postponed in accordance with the provisions of Section 10), or such other time after such date as shall be agreed upon by the Representatives and the Company (such time and date of payment and delivery being herein called "Closing Time").

        Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company, against delivery to the Representatives for the respective accounts of the Underwriters of certificates for the Underwritten Securities to be purchased by them. It is understood that each Underwriter has authorized the Representatives, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Underwritten Securities which it has agreed to purchase. The Representatives, individually and not as representatives of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Underwritten Securities to be purchased by any Underwriter whose funds have not been received by the Closing Time, but such payment shall not relieve such Underwriter from its obligations hereunder and under the Terms Agreement.

        (c)   Denominations; Registration.

        Certificates for the Underwritten Securities shall be in such denominations ($1,000 or integral multiples thereof) and registered in such names as the Representatives may request in writing at least one full business day before the Closing Time. The Underwritten Securities, which may be in temporary form, will be made available for examination and packaging by the Representatives in The City of New York not later than 1:00 P.M. (Eastern time) on the business day prior to the Closing Time.

        SECTION 3.    Covenants of the Company.

        The Company covenants with the Representatives, and with each Underwriter participating in the offering of Underwritten Securities, as follows:

        (a)   Compliance with Securities Regulations and Commission Requests.

        Prior to the termination of the offering of the Underwritten Securities, the Company will not file any amendment to the Registration Statement (including the U.S. Prospectus or any preliminary U.S. Prospectus) or supplement the Canadian Basic Prospectus unless the Company has furnished to the Representatives a copy for their review prior to filing. Subject to the foregoing sentence and immediately following the execution of a Terms Agreement, the Company will prepare the Canadian Prospectus and the U.S. Prospectus setting forth the principal amount of Securities covered thereby and their terms not otherwise specified in the Indenture pursuant to which the Securities are being issued, the names of the Underwriters participating in the offering and the principal amount of Securities which each severally has agreed to purchase, the names of the Underwriters acting as co-managers in connection with the offering, the price at which the Underwritten Securities are to be purchased by the Underwriters from the Company, the initial public offering price, the selling concession and reallowance, if any, in a form approved by the Representatives (acting reasonably) and shall file (i) such Canadian Prospectus with the Reviewing Authority and the Qualifying Authorities in accordance with the Shelf Procedures and (ii) such U.S. Prospectus with the Commission pursuant to General Instruction II.K. of Form F-9 not later than the Commission's close of business on the business day following the date of the filing thereof with the Reviewing Authority and the Qualifying Authorities. The Company will promptly file all reports required to be filed by it with the Reviewing Authority pursuant to the securities laws, rules and regulations applicable in the Province of Ontario as interpreted and applied by the Reviewing Authority, with Qualifying Authorities as pursuant to the Canadian Securities Laws and the Commission pursuant to Section 13(a), 13(c) or 15(d) of the 1934 Act within the time periods required by the 1934 Act and the rules and regulations of the Commission thereunder for so long as the delivery of a prospectus is required in connection with the offering or sale of the Underwritten Securities, and during such same period will advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Canadian Prospectus has been filed or receipted, when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Canadian Basic Prospectus or any amended Canadian Prospectus or U.S. Prospectus has been filed with the Reviewing Authority or the Commission, of the issuance by the Reviewing Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Underwritten Securities, of the suspension of the qualification of such Underwritten Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Reviewing Authority or the Commission for the amending or supplementing of the Registration Statement, the Canadian Prospectus or the U.S. Prospectus or for additional information relating to the Underwritten Securities; and, the Company will make every effort to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Underwritten Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to promptly make every effort to obtain the withdrawal of such order.

        (b)   Filing of Amendments.

        If, at any time when a prospectus relating to the Underwritten Securities is required to be delivered under the 1933 Act, any event occurs as a result of which the Canadian Prospectus or the U.S. Prospectus, each as then supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Canadian Prospectus or the U.S. Prospectus to comply with securities laws, rules and regulations applicable in the Province of Ontario as interpreted and applied by the Reviewing Authority, the Canadian Securities Laws, the 1933 Act or the 1934 Act, or the respective rules thereunder, the Company promptly will (1) notify the Representatives of such event, (2) prepare and file with the Reviewing Authority, the Qualifying Authorities and the Commission, subject to the first sentence of paragraph (a) of this Section 3, an amendment or supplement which will correct such statement or omission or effect such compliance and (3) supply any supplemented Canadian Prospectus and U.S. Prospectus to the Representatives in such quantities as they may reasonably request.

        (c)   Delivery of Filed Documents.

        The Company has furnished or will deliver to the Representatives and counsel for the Underwriters, without charge, signed copies of the Canadian Basic Prospectus and the Canadian Prospectus, approved, signed and certified as required by the securities laws of the Province of Ontario and the Canadian Securities Laws and signed and conformed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein and including a signed copy of the Form F-X), signed copies of all consents and certificates of experts and as many copies of the U.S. Prospectus and of the Canadian Prospectus (each as amended or supplemented) as such Underwriter may reasonably request.

        (d)   Blue Sky Qualifications.

        The Company will use its best efforts, in cooperation with the Underwriters, to qualify the Underwritten Securities for offering and sale under the applicable securities laws of such states and other jurisdictions of the United States as the Representatives may designate and to maintain such qualifications in effect so long as required for the distribution of the Underwritten Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Underwritten Securities have been so qualified, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification in effect so long as required for the sale of the Underwritten Securities. The Company will also supply the Underwriters with such information as is necessary for the determination of the legality of the Underwritten Securities for investment under the laws of such jurisdictions as the Underwriters may request.

        (e)   Rule 158.

        With respect to the Underwritten Securities, the Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

        (f)    Use of Proceeds.

        The Company will use the net proceeds received by it from the sale of the Underwritten Securities in the manner specified in the U.S. Prospectus and in the Canadian Prospectus under "Use of Proceeds".

        (g)   Restriction on Sale of Securities.

        During the period between the execution of a Terms Agreement and the respective Closing Date, the Company will not, without the prior written consent of the Representatives, directly or indirectly, issue, sell, offer or contract to sell, grant any option for the sale of, or otherwise transfer or dispose of, any debt securities of the Company having a term of in excess of twelve months.

        SECTION 4.    Payment of Expenses.

        (a)   Expenses.

        The Company will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, any preliminary prospectuses, the U.S. Prospectus, the Canadian Basic Prospectus, the Canadian Prospectus and any amendments or supplements thereto, and the cost of furnishing copies thereof to the Underwriters, (ii) the preparation, printing and delivery to the Underwriters of this Agreement, the Terms Agreement, any Agreement among Underwriters, the Indenture and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Underwritten Securities, (iii) the preparation, issuance and delivery of the certificates for the Underwritten Securities to the Underwriters, (iv) the fees and disbursements of the Company's counsel, accountants and other advisors, (v) the qualification of the Underwritten Securities under securities laws in accordance with the provisions of Section 3(d) hereof, including the filing fees incident to any necessary filings under state securities laws and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the blue sky survey and any supplement thereto, (vi) the printing and delivery to the Underwriters of copies of each preliminary prospectus and of the U.S. Prospectus and the Canadian Prospectus and any amendments or supplements thereto, (vii) the preparation, printing and delivery to the Underwriters of copies of the blue sky survey and any supplement thereto, (viii) the fees and expenses of the Trustee, including the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Underwritten Securities and (ix) any fees payable in connection with the rating of the Underwritten Securities. It is hereafter understood that except as specifically provided in this Section 4, the Underwriters will pay their own costs and expenses, including fees of their counsel, transfer taxes on resale of the Underwritten Securities by them and any advertising expenses in connection with the selling efforts they undertake.

        (b)   Termination of Agreement.

        If this Agreement is terminated by the Representatives in accordance with the provisions of Section 5 or Section 9(a)(i) hereof, the Company shall reimburse the Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.

        SECTION 5.    Conditions of Underwriters' Obligations.

        The obligations of the several Underwriters to purchase Underwritten Securities pursuant to a Terms Agreement are subject to the accuracy in all material respects of the representations and warranties of the Company contained in Section 1 hereof as of the date of the applicable Terms Agreement and as of the applicable Closing Time or in certificates of any officer of the Company or any subsidiary of the Company delivered pursuant to the provisions hereof, to the performance by the Company in all material respects of its covenants and other obligations hereunder, and to the following further conditions:

        (a)   Effectiveness of Registration Statement.

        The Canadian Prospectus, as amended and supplemented has been filed with the Reviewing Authority and the Qualifying Authorities under the Shelf Procedures pursuant to the applicable rules and regulations of the Reviewing Authority and the Qualifying Authorities; the U.S. Prospectus has been filed with the Commission pursuant to General Instruction II.K of Form F-9 under the 1933 Act within the applicable time period prescribed for filing and the Registration Statement has become effective; and at Closing Time: no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission; no order of the Reviewing Authority or any Qualifying Authority to cease distribution of the Underwritten Securities under the Canadian Prospectus as amended or supplemented has been issued, and no proceedings for such purpose have been instituted or threatened; and all requests for additional information in connection with the offering of the Underwritten Securities on the part of the Commission, the Reviewing Authority or any Qualifying Authority shall have been complied with.

        (b)   Opinion of Counsel for Company.

        At Closing Time, the Representatives shall have received the favorable opinion, dated as of Closing Time, of Torys LLP, Canadian and U.S. counsel for the Company, together with signed or reproduced copies of such letter for each of the other Underwriters to the effect set forth in Exhibit A and B hereto.

        (c)   Opinion of U.S. Counsel for Underwriters.

        At Closing Time, the Representatives shall have received the favorable opinion, dated as of Closing Time, of Shearman & Sterling LLP, U.S. counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters with respect to the matters set forth in clauses (ii) through (iv), inclusive, (ix) and the penultimate paragraph of Exhibit B hereto. In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York and the federal law of the United States, upon the opinions of counsel satisfactory to the Representatives. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its subsidiaries and certificates of public officials.

        (d)   Officers' Certificate.

        At Closing Time, there shall not have been, since the date of the applicable Terms Agreement or since the respective dates as of which information is given in the U.S. Prospectus, except as otherwise stated therein (exclusive of any amendments or supplements thereto after the date of the applicable Terms Agreement) and in the Canadian Prospectus (exclusive of any amendments or supplements thereto after the date of the applicable Terms Agreement), any material adverse change in the business, affairs, results of operations, assets, liabilities (contingent or otherwise) or capital of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Representatives shall have received a certificate of the President or a Vice President of the Company and of the chief financial or chief accounting officer of the Company, dated as of Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 1(a) hereof are true and correct in all material respects with the same force and effect as though expressly made at and as of Closing Time, (iii) the Company has complied in all material respects with all agreements and satisfied in all material respects all conditions on its part to be performed or satisfied at or prior to Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and no order having the effect of ceasing or suspending the distribution of the Underwritten Securities has been issued by the Commission, the Reviewing Authority or any Qualifying Authority and no proceedings for that purpose have been instituted, or to the knowledge of the Company, are pending or are contemplated by the Commission, the Reviewing Authority or any Qualifying Authority.

        (e)   Accountants' Comfort Letter.

        At the time of the execution of the Terms Agreement, the Representatives shall have received from PricewaterhouseCoopers LLP a letter dated such date, in form and substance reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus.

        (f)    Bring-down Comfort Letter.

        At Closing Time, the Representatives shall have received from PricewaterhouseCoopers LLP a letter, dated as of Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (e) of this Section, except that the specified date referred to shall be a date not more than three business days prior to Closing Time.

        (g)   Maintenance of Rating.

        Since the date of the Terms Agreement, there shall not have occurred a downgrading in the rating assigned to the Underwritten Securities by any "nationally recognized statistical rating agency", as that term is defined by the Commission for purposes of Rule 436(g)(2) under the 1933 Act, and no such organization shall have publicly announced that it has under surveillance or review its rating of the Underwritten Securities.

        (h)   Additional Documents.

        At Closing Time, counsel for the Underwriters shall have been furnished with such documents as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Underwritten Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Underwritten Securities as herein contemplated shall be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters.

        (i)    Termination of Agreement.

        If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representatives by notice to the Company at any time at or prior to Closing Time, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7, 8, 11 and 12 shall survive any such termination and remain in full force and effect.

        SECTION 6.    Indemnification.

        (a)   Indemnification of Underwriters.

        (1)    The Company agrees to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

    (i)
    against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus or the U.S. Prospectus or the Canadian Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

    (ii)
    against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company; and

    (iii)
    against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Representatives), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use in the Registration Statement (or any amendment thereto) or any preliminary prospectus or the U.S. Prospectus or the Canadian Prospectus (or any amendment or supplement thereto); and provided, further, that this indemnity agreement as it applies to any preliminary prospectus shall not inure to the benefit of any Underwriter from whom the person asserting any such losses, liabilities, claims, damages or expenses purchased Securities, or any person controlling such Underwriter, if a copy of the U.S. Prospectus or the Canadian Prospectus (as then amended or supplemented if the Company shall have furnished any such amendments or supplements thereto), as applicable, was not sent or given by or on behalf of such Underwriter to such person, if such is required by law, and if the U.S. Prospectus or the Canadian Prospectus (as so amended or supplemented), as applicable, would have corrected the defect giving rise to such loss, liability, claim, damage or expense.

        (b)   Indemnification of Company, Directors and Officers.

        Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement or the Canadian Prospectus, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto) or any preliminary prospectus or the U.S. Prospectus or the Canadian Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use in the Registration Statement (or any amendment thereto) or such preliminary prospectus or the U.S. Prospectus (or any amendment or supplement thereto) or the Canadian Prospectus (or any amendment or supplement thereto).

        (c)   Actions against Parties; Notification.

        Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by the Representatives, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

        (d)   Settlement without Consent if Failure to Reimburse.

        If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel in accordance with this Section 6, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

        SECTION 7.    Contribution.

        If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

        The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the total underwriting discount received by the Underwriters, in each case as set forth on the cover of the U.S. Prospectus, bear to the aggregate initial public offering price of the Securities as set forth on such cover.

        The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

        The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

        Notwithstanding the provisions of this Section, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

        No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

        For purposes of this Section, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company. The Underwriters' respective obligations to contribute pursuant to this Section are several in proportion to the principal amount of Securities set forth opposite their respective names in the applicable Terms Agreement and not joint.

        SECTION 8.    Representations, Warranties and Agreements to Survive Delivery.

        All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its subsidiaries submitted pursuant hereto shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or controlling person, or by or on behalf of the Company, and shall survive delivery of the Securities to the Underwriters.

        SECTION 9.    Termination of Agreement.

        (a)   Termination; General.

        The Representatives may terminate any obligations under this Agreement to purchase Underwritten Securities pursuant to a Terms Agreement, by notice to the Company, at any time at or prior to the respective Closing Time (i) if there has occurred any outbreak of hostilities or escalation thereof or other calamity or crisis or any change in national or international political, financial or economic conditions, in each case which is such as to make it, in the reasonable judgment of the Representatives, impracticable to market the Underwritten Securities or to enforce contracts for the sale of the Underwritten Securities, or (ii) if a banking moratorium has been declared by any Canadian or U.S. federal or New York State authorities.

        (b)   Liabilities.

        If any obligations under this Agreement are terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7, 8, 11, and 12 shall survive such termination and remain in full force and effect with respect thereto.

        SECTION 10.    Default by One or More of the Underwriters.

        If one or more of the Underwriters shall fail at Closing Time to purchase the Underwritten Securities which it or they are obligated to purchase under this Agreement (the "Defaulted Securities"), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then:

  (a)
  if the number of Defaulted Securities does not exceed 10% of the aggregate principal amount of the Underwritten Securities to be purchased hereunder, the non-defaulting Underwriters shall be obligated, each severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

  (b)
  if the number of Defaulted Securities exceeds 10% of the aggregate principal amount of the Underwritten Securities to be purchased hereunder, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter.

        No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

        In the event of any such default which does not result in a termination of this Agreement, either the Representatives or the Company shall have the right to postpone Closing Time for a period not exceeding seven days in order to effect any required changes in the Registration Statement, U.S. Prospectus or Canadian Prospectus or in any other documents or arrangements. As used herein, the term "Underwriter" includes any person substituted for an Underwriter under this Section.

        SECTION 11.    Agent for Service; Submission to Jurisdiction; Waiver of Immunities.

        By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed Thomson U.S. Holdings Inc., Metro Center, One Station Place, Stamford, Connecticut 06902 (or any successor) (together with any successor, the "Agent for Service"), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Securities, that may be instituted in any federal or New York state court in the Borough of Manhattan in The City of New York, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation, (ii) submits to the jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon the Agent for Service and written notice of said service to the Company (mailed or delivered to its Corporate Secretary at its office in Toronto, Ontario, Canada), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Securities shall be outstanding.

        To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law; provided, however, that nothing in this paragraph shall require the Company to attorn to the jurisdiction of any court, other than any United States federal or state court located in the Borough of Manhattan, The City of New York, as provided above.

        The provisions of this Section shall survive any termination of this Agreement, in whole or in part.

        SECTION 12.    Judgment Currency.

        The Company agrees to indemnify each Underwriter against any loss incurred by such Underwriter as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the "Judgment Currency") other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such Underwriter is able to purchase United States dollars with the amount of the Judgment Currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

        SECTION 13.    Notices.

        All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to the Representatives as set out in the Terms Agreement; and notices to the Company shall be directed to it at Metro Center, One Station Place, Stamford, Connecticut 06902, attention: General Counsel and Secretary, with an additional copy directed to it at Metro Center, One Station Place, Stamford, Connecticut 06902, attention: Treasurer.

        SECTION 14.    Parties.

        This Agreement shall inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Underwritten Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

        SECTION 15.    GOVERNING LAW AND TIME.

        THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO ITS PRINCIPLES OF CONFLICT OF LAWS). SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

        SECTION 16.    Effect of Headings.

        The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

        SECTION 17.    Counterparts.

        The Terms Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Exhibit A

OPINION OF TORYS
COMPANY'S CANADIAN COUNSEL
TO BE DELIVERED PURSUANT TO
SECTION 5(b)

        (i)    The Company has been incorporated and is validly existing as a corporation under the laws of the Province of Ontario.

        (ii)   The Company has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the U.S. Prospectus and in the Canadian Prospectus and to enter into and perform its obligations under the Agreement.

        (iii)  The authorized capital of the Company is as set forth in the U.S. Prospectus and in the Canadian Prospectus under the caption "Capitalization".

        (iv)  Each Material Canadian Subsidiary has been incorporated and is validly existing as a corporation under the laws of the jurisdiction of its incorporation, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the U.S. Prospectus and in the Canadian Prospectus; except as otherwise disclosed in the Canadian Prospectus, all of the issued and outstanding shares of each Material Canadian Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and, to the best of our knowledge, based solely upon our review of the minute books of such Material Canadian Subsidiary, is owned by the Company, directly or through subsidiaries. Material Canadian Subsidiary means, for this purpose, those subsidiaries of the Company listed in the Company's current Annual Information Form that are incorporated under the laws of Canada or any Province thereof.

        (v)   The Agreement has been duly authorized, and, to the extent execution and delivery is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, executed and delivered by the Company.

        (vi)  The Underwritten Securities have been duly authorized by the Company and, assuming that the Underwritten Securities have been duly authenticated by the Trustee in the manner described in the Indenture and under New York law, the Underwritten Securities have been, to the extent issuance, execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, issued, executed and delivered by the Company; the Underwritten Securities are in the form contemplated by the Indenture and conform in all material respects to the description thereof in the Canadian Prospectus and the U.S. Prospectus.

        (vii) The Indenture has been duly authorized and, to the extent execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, executed and delivered by the Company; the Indenture conforms in all material respects to the description thereof in the Canadian Prospectus and the U.S. Prospectus.

        (viii) The Company is a reporting issuer in the Province of Ontario and is not on the list of defaulting issuers maintained by the Reviewing Authority.

        (ix)  The Indenture and the issuance of the Underwritten Securities thereunder comply, to the extent applicable, with the provisions of the Business Corporations Act (Ontario); no registration, filing or recording of the Indenture under the laws of Canada or the Province of Ontario is necessary or required for the issue of the Underwritten Securities or the consummation of the transactions contemplated by the Agreement or the Indenture. All necessary documents have been filed, all necessary proceedings have been taken by the Company and all necessary authorizations, approvals, permits, consents and orders have been obtained under the securities laws of the Province of Ontario to permit the Underwritten Securities to be issued, offered, sold and delivered pursuant to the U.S. Canadian Multi-Jurisdictional Disclosure System ("MJDS") in the United States; and no other consent, approval, authorization, license, order, registration, qualification or decree of or with any government, governmental instrumentality, authority or agency or court of Canada or of the Province of Ontario is required for such issuance, offering, sale or delivery of the Underwritten Securities pursuant to MJDS in the United States of the consummation by the Company of the transactions contemplated by this Agreement, except such as have been obtained.

        (x)   The Underwritten Securities conform in all material respects to the descriptions thereof contained in the U.S. Prospectus and in the Canadian Prospectus.

        (xi)  A receipt has been obtained from the Reviewing Authority in respect of the Canadian Basic Prospectus and, to the best of our knowledge, neither the Reviewing Authority nor any Qualifying Authority has revoked such receipt and no order suspending the distribution of the Underwritten Securities has been issued by the Reviewing Authority or any Qualifying Authority and no proceeding for that purpose has been initiated or threatened by the Reviewing Authority or any Qualifying Authority.

        (xii) The Canadian Prospectus (excluding the financial statements and other financial data included or incorporated therein or omitted therefrom as to which such counsel need express no opinion) appears on its face to have been appropriately responsive in all material respects to the requirements of the securities laws, rules and regulations applicable in the Province of Ontario as interpreted by the Reviewing Authority and the requirements of the Canadian Securities Laws for a public distribution in the United States only of securities pursuant to 71-101CP. The form of definitive global security representing the Underwritten Securities has been duly approved and adopted by the Company.

        (xiii) To the best of our knowledge, there is not pending or threatened any action, suit, proceeding, inquiry or investigation, to which the Company or any subsidiary is a party, or to which the property of the Company or any subsidiary is subject, before or brought by any Canadian court or governmental agency or body, which might reasonably be expected to result in a Material Adverse Effect, or which might reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in the Agreement or the performance by the Company of its obligations thereunder.

        (xiv) The information in the U.S. Prospectus and the Canadian Prospectus under "Certain Canadian Federal Income Tax Considerations", to the extent that it constitutes matters of law, summaries of legal matters, or legal conclusions, has been reviewed by us and is correct in all material respects.

        (xv) There are no reports or other information that in accordance with the requirements of the Reviewing Authority or any Qualifying Authority must be made publicly available in connection with the offering of the Underwritten Securities that have not been made publicly available as required, and there are no documents required to be filed with the Reviewing Authority or any Qualifying Authority in connection with the Canadian Prospectus that have not been filed as required.

        (xvi) The Company is eligible to file a short form prospectus with the Reviewing Authority and use the Shelf Procedures in respect of the Underwritten Securities.

        (xvii) The Canadian Prospectus has been filed with the Reviewing Authority and the Qualifying Authorities in the manner and within the time period required by the Shelf Procedures.

        (xviii) The execution, delivery and performance of the Agreement, the Indenture and the Underwritten Securities and the consummation of the transactions contemplated in the Agreement and in the Registration Statement (including the issuance and sale of the Underwritten Securities) and compliance by the Company with its obligations under the Agreement, the Indenture and the Underwritten Securities do not and will not, to the best of our knowledge, whether with or without the giving of notice or lapse of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined in Section 1(g) of the Agreement) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to, any material contract, indenture, loan or credit agreement, note, lease or any other agreement or instrument, known to us, to which the Company is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company is subject (except for such conflicts, breaches or defaults or liens, charges or encumbrances that would not have a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws of the Company, or any applicable law, statute, rule, regulation, judgment, order, writ or decree, known to us, of any Canadian or Ontario government, government instrumentality or court, having jurisdiction over the Company or any of its properties, assets or operations.

        (xix) A court of competent jurisdiction in the Province of Ontario (an "Ontario Court") would give effect to the choice of the law of the State of New York ("New York Law") as the proper law governing the Agreement, the Underwritten Securities and the Indenture, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of New York Law is not contrary to public policy, as that term is applied by an Ontario Court.

        (xx) There are no reasons under the laws of the Province of Ontario or the federal laws of Canada applicable therein for avoiding the choice of New York Law to govern the Agreement, the Underwritten Securities and the Indenture.

        (xxi) In an action on a final, conclusive and subsisting judgment in personam of any federal or state court sitting in The City of New York (a "New York Court") that is not impeachable as void or voidable under New York Law, an Ontario Court would give effect to the appointment by the Company of Corporation Service Company as its agent to receive service of process in the United States under the Registration Statement, Indenture and the Agreement and to the provisions in the Indenture and the Agreement whereby the Company has submitted to the non-exclusive jurisdiction of a New York Court.

        (xxii) If the Agreement, the Underwritten Securities or the Indenture are sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York Law, and an Ontario Court recognized the choice of New York Law, an Ontario Court would upon appropriate evidence as to such law being adduced, apply such law in the enforcement of such documents, provided that none of the provisions of the Agreement, the Underwritten Securities or the Indenture, or of applicable New York Law, is contrary to public policy as that term is applied by an Ontario Court; provided, however, that, in matters of procedure, the laws of the Province of Ontario will be applied, and an Ontario Court will retain discretion to decline to hear such action if it is contrary to public policy, as that term is applied by an Ontario Court, for it to do so; or if it is not the proper forum to hear such an action, or if concurrent proceedings are being brought elsewhere.

        (xxiii) The laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought before an Ontario Court on a final and conclusive judgment in personam of a New York Court respecting the enforcement of the Agreement, the Underwritten Securities or the Indenture that is not impeachable as void or voidable or otherwise ineffective under New York Law and for a sum certain if: (a) the New York Court rendering such judgment had jurisdiction over the Company, as recognized by an Ontario Court; (b) such judgment was not obtained by fraud or in a manner contrary to natural justice or other rule of law, whether equitable, legal or statutory, and the enforcement thereof would not be inconsistent with public policy as such term is understood under the laws of the Province of Ontario or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (c) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; and (d) the action to enforce such judgment is commenced within the applicable limitation period.

        (xxiv) All payments by the Company pursuant to the Agreement shall be made without withholding for taxes under the Income Tax Act (Canada) provided that such payments are not in respect of services rendered in Canada.

        We have participated in the preparation of the Registration Statement, the Canadian Prospectus and the U.S. Prospectus and in conferences with officers and other representatives of the Company, representatives of the independent chartered accountants for the Company, and the representatives of the Underwriters, at which the contents of the Registration Statement, the Canadian Prospectus, the U.S. Prospectus and related matters were discussed and, although we have not undertaken to investigate or verify independently, and we are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Canadian Prospectus or the U.S. Prospectus, except for those referred to in paragraph (xiv) above, on the basis of the foregoing, nothing has come to our attention that would lead us to believe that any such document (except for the financial statements and schedules and other financial data included or incorporated therein or omitted therefrom as to which we need make no statement) at the time as such document was filed contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Canadian Prospectus or any amendment or supplement thereto (except for financial statements and schedules and other financial data included or incorporated therein or omitted therefrom, as to which we need make no statement), at the time the Canadian Prospectus was issued, at the time any such amended or supplemented prospectus was issued or at the Closing Time, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

        In rendering such opinion, such counsel may rely, as to matters of fact (but not as to legal conclusions), to the extent they deem proper, on certificates of responsible officers of the Company and public officials. Such counsel may also rely as to matters involving the application of laws of any jurisdiction other than the Province of Ontario or the Federal laws of Canada, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel who are reasonably satisfactory to counsel for the Underwriters.

Exhibit B

OPINION OF TORYS
COMPANY'S U.S. COUNSEL
TO BE DELIVERED PURSUANT TO
SECTION 5(b)

        (i)    Each Material U.S. Subsidiary has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the U.S. Prospectus and in the Canadian Prospectus; except as otherwise disclosed in the U.S. Prospectus, all of the issued and outstanding capital stock of each Material U.S. Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and, to the best of our knowledge, based solely upon our review of the minute books, is owned by the Company, directly or through the Material U.S. Subsidiary. Material U.S. Subsidiary means, for this purpose, those subsidiaries of the Company listed in the Company's current Annual Information Form that are incorporated under the laws of the United States or any State thereof.

        (ii)   Assuming the due authorization, execution and delivery of the Agreement by the Company under the laws of the Province of Ontario and the federal laws of Canada applicable therein, the Agreement (to the extent execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Company.

        (iii)  Assuming the due authorization, execution and delivery of the Indenture by the Company under the laws of the Province of Ontario and the federal laws of Canada applicable therein and assuming the due authorization, execution and delivery of the Indenture by the Trustee, the Indenture (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); the Indenture has been duly qualified under the applicable provisions of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

        (iv)  Assuming the due authorization, execution, issuance and delivery of the Underwritten Securities by the Company under the laws of the Province of Ontario and the federal laws of Canada applicable therein and assuming the due authentication of the Securities by the Trustee in the manner described in its certificate delivered to you today (which fact we have not determined by an inspection of the Underwritten Securities), the Underwritten Securities (to the extent that execution, issuance and delivery are governed by the laws of New York) have been duly executed, issued and delivered and constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and will be entitled to the benefits of the Indenture.

        (v)   The Registration Statement is effective under the 1933 Act; no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act and, to the best of our knowledge, no proceedings for that purpose have been instituted or are pending or threatened by the Commission.

        (vi)  Each document, if any, filed pursuant to the 1934 Act and incorporated by reference in the U.S. Prospectus (other than the financial statements and supporting schedules included therein or omitted therefrom, as to which we need express no opinion) complied when so filed as to form in all material respects with the 1934 Act and the applicable rules and regulations of the Commission thereunder; the Registration Statement and the U.S. Prospectus and each amendment or supplement to the Registration Statement and U.S. Prospectus as of their respective effective or issue dates (other than the financial statements and supporting schedules included therein or omitted therefrom, as to which we need express no opinion) complied as to form in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations.

        (vii) To the best of our knowledge, there is not pending or threatened any action, suit, proceeding, inquiry or investigation, to which the Company or any subsidiary is a party, or to which the property of the Company or any subsidiary is subject, before or brought by any court or governmental agency or body in the United States, which might reasonably be expected to result in a Material Adverse Effect, or which might reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in the Agreement or the performance by the Company of its obligations thereunder.

        (viii) The information in the U.S. Prospectus under "Certain United States Federal Income Tax Considerations", to the extent that it constitutes matters of law, summaries of legal matters, or legal conclusions, has been reviewed by us and is correct in all material respects.

        (ix)  No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency in the United States (other than under the 1933 Act and the 1933 Act Regulations, which have been obtained, or as may be required under the securities or blue sky laws of the various states and except for the qualification of the Indenture under the Trust Indenture Act) is necessary or required in connection with the due authorization, execution and delivery of the Agreement or the due execution, delivery or performance of the Indenture by the Company or for the offering, issuance, sale or delivery of the Underwritten Securities.

        (x)   The execution, delivery and performance of the Agreement, the Indenture and the Underwritten Securities and the consummation of the transactions contemplated in the Agreement and in the Registration Statement (including the issuance and sale of the Underwritten Securities) and compliance by the Company with its obligations under the Agreement, the Indenture and the Underwritten Securities do not and will not result in any violation of the provisions of the charter or by-laws of any U.S. Subsidiary, or result in any violation of any applicable U.S. or New York law, statute, rule, regulation, judgment, order, writ or decree, known to us, of any U.S. government, government instrumentality or court, having jurisdiction over the Company or any of its properties, assets or operations.

        (xi)  The Company is not and, after giving effect to the offering and sale of the Underwritten Securities and the application of the proceeds as described in the Canadian Prospectus and the U.S. Prospectus will not be required to register as an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

        (xii) Assuming the due authorization, execution and delivery of the Agreement and the Indenture by the Company under the laws of Canada, the submission by the Company to the non-exclusive jurisdiction of any New York Court pursuant to Section 11 of the Agreement and Section 113 of the Indenture is effective and the appointment of the agent for service of process pursuant to Section 11 of the Agreement and Section 113 of the Indenture is binding on the Company.

        We have participated in the preparation of the Registration Statement, the Canadian Prospectus and the U.S. Prospectus and in conferences with officers and other representatives of the Company, representatives of the independent chartered accountants for the Company, and the representatives of the Underwriters, at which the contents of the Registration Statement, the Canadian Prospectus, the U.S. Prospectus and related matters were discussed and, although we have not undertaken to investigate or verify independently, and we are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Canadian Prospectus or the U.S. Prospectus, except for those referred to in paragraph (vii) above, on the basis of the foregoing, nothing has come to our attention that would lead us to believe that the Registration Statement or any amendment thereto, (except for financial statements and schedules and other financial data included or incorporated therein or omitted therefrom, as to which we need make no statement), at the time such Registration Statement or any such amendment became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the U.S. Prospectus or any amendment or supplement thereto (except for financial statements and schedules and other financial data included or incorporated therein or omitted therefrom, as to which we need make no statement), at the time the U.S. Prospectus was issued, at the time any such amended or supplemented prospectus was issued or at the Closing Time, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

        In rendering such opinion, such counsel may rely as to matters of fact (but not as to legal conclusions), to the extent they deem proper, on certificates of responsible officers of the Company and public officials. Such opinion shall not state that it is to be governed or qualified by, or that it is otherwise subject to, any treatise, written policy or other document relating to legal opinions, including, without limitation, the Legal Opinion Accord of the ABA Section of Business Law (1991).

QuickLinks

  Exhibit 99.1
  ANNEX A